UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Premier Exhibitions Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

74051E102
(CUSIP Number)

Greggory Schneider 10445 Wilshire Blvd. #1806 Los Angeles, CA 90024 310-365-8900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP Number: 74051E102

1	NAMES OF REPORTING PERSONS. Greggory Schneider I.R.S. Identification No.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,882,500
	8	SHARED VOTING POWER n/a
	9	SOLE DISPOSITIVE POWER 2,882,500
	10	SHARED DISPOSITIVE POWER n/a
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,882,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.00%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer

Common Shares
Premier Exhibitions, Inc.
3340 Peachtree Road N.E.
Suite 900
Atlanta, GA 30326

Item 2. Identity and Background.

(a)	Name: Greggory Schneider

(b)	Residence or business address: 10445 Wilshire Blvd. #1806 Los Angeles, CA 90024

(c)	Present Principal Occupation or Employment: Investor

(d)	Criminal Conviction: none

(e)	Court or Administrative Proceedings: none

(f)	Citizenship: USA

Item 3. Source and Amount of Funds or Other Consideration:

Personal Funds

2,882,500 shares of common stock purchased in open market transactions for a total consideration of $6,172,300.

Item 4. Purpose of Transaction:

Mr. Schneider believes Premier Exhibitions' common stock is dramatically undervalued at current levels. With a $189mm "tax efficient" sale of the Titanic assets (RMS Titanic Inc.) underway, which will likely net the company $3.30-3.50/share, and a profitable operating business that has experienced a successful turnaround, the sum of parts value can easily exceed $4.50/share. Given the seasonality of the operating company it should not remain a public entity. The company suggested in its most recent conference call that it will be profitable in its current (slowest due to seasonality) quarter and expects to be profitable going forward, and is working on interesting/exciting new content/exhibitions. The company managed to earn nearly two times as much EBITDA (nearly $5,000,000) in the quarter ending August 31st which occurred after the 100th anniversary of the Titanic buzz (quarter ending May 31st) had settled, which speaks to its substantial operational improvement and makes the timing ideal for a sale of the remainder of the company.

Mr. Schneider believes the operating segment of the company can easily fetch $75mm ($1.50+/share) using a conservative EBITDA assumption for the next two quarters without adding value for the upcoming new exhibitions and content which the company mentioned in its most recent conference call. While the company has indirectly hinted that it may seek to sell the operating subsidiary during various press releases, Mr. Schneider would like the company to initiate a public and formal process for monetizing the operating company so as to ensure shareholders that they are receiving maximum value. Mr. Schneider believes the market is completely ignoring the value of the operating business and also misunderstanding the tax consequences of the Titanic transaction. With the Titanic assets well on their way to being sold for an amount that far exceeds the company's current market capitalization, Mr. Schneider believes the best way to reflect the company's true value is to immediately initiate a formal process to privatize or sell the operating portion of the business (Premier Exhibitions).

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
Mr. Schneider may acquire or dispose of shares in the issuer depending on market conditions and/or price.
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
n/a
(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
n/a
(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
n/a
(e)	Any material change in the present capitalization or dividend policy of the issuer;
n/a
(f)
Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

n/a
(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
n/a
(h)
Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

n/a
(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
n/a
(j)	Any action similar to any of those enumerated above.
n/a

Item 5. Interest in Securities of the Issuer.

(a)	2,882,500 Common Shares 6.00%

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. n/a

Item 7. Material to be Filed as Exhibits. None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Greggory Schneider

Date: November 14, 2012	By:	/s/ Greggory Schneider
Greggory Schneider